UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Rubicon Technologies, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

78112J208
(CUSIP Number)

Jose Miguel Enrich 781 Crandon Blvd. 902 Key Biscayne, FL 33149 (844) 479-1507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112J208	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Jose Miguel Enrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,100,962
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,100,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on an aggregate of 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock as of September 30, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer (as defined below) in its Form 424B3 prospectus filed on January 12, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON MBI Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,878,190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,878,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,878,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on an aggregate of 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock as of September 30, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer (as defined below) in its Form 424B3 prospectus filed on January 12, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON GFAPCH FO, S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,135,534
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,135,534

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on an aggregate of 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock as of September 30, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer (as defined below) in its Form 424B3 prospectus filed on January 12, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON DGR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 428,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 428,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on an aggregate of 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock as of September 30, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer (as defined below) in its Form 424B3 prospectus filed on January 12, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON Pequeno Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on an aggregate of 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock as of September 30, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer (as defined below) in its Form 424B3 prospectus filed on January 12, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON Bolis Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on an aggregate of 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock as of September 30, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer (as defined below) in its Form 424B3 prospectus filed on January 12, 2024.

CUSIP No. 78112J208	SCHEDULE 13D	Page 8 of 10

ITEM 1. SECURITY AND ISSUER

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 26, 2023, as amended and supplemented by Amendment No. 1 filed on August 3, 2023, Amendment No. 2 filed on August 28, 2023 and Amendment No. 3 filed on September 21, 2023 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) of Rubicon Technologies, Inc., a Delaware corporation (“RBT”, or the “Issuer”). The principal executive offices of the Issuer are located at: 335 Madison Avenue, 4th Floor, New York, NY 10017. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Proposed Transaction set forth and defined in Item 4 of this Schedule 13D, is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the consideration payable will be obtained through the Reporting Persons’ existing resources, including cash on hand, as well as financing.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 12, 2024, the Reporting Persons made a non-binding proposal (the “Proposal”) to the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) to purchase all of the issued and outstanding equity interests of the Issuer at a price per share in cash similar to the current trading price of the common stock of the Issuer (the “Per Share Merger Consideration”) (the “Proposed Transaction”).

The Proposal is subject to the satisfactory negotiation and execution of definitive agreements and the negotiation of definitive financing commitments on acceptable terms. There can be no assurance that an agreement for a transaction will be entered into or that the terms of any such transaction will not differ materially from the terms contemplated by the Proposal or whether the Proposed Transaction will eventually be consummated. There is also no certainty as to whether, or when, the Special Committee may respond to the Proposal or as to the time table for execution of any definitive agreements. The Proposed Transaction is irrevocably conditioned upon the approval of the Special Committee and the affirmative vote of the holders of the Issuer’s common stock not affiliated with the Reporting Persons. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. securities laws.

If the Proposed Transaction is consummated, the common stock of the Issuer would become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and would be delisted from the New York Stock Exchange.

The Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposed Transaction contemplated by the Proposal, including the price, conditions or scope of the Proposed Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Proposed Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

Neither the Proposal nor this Amendment is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

CUSIP No. 78112J208	SCHEDULE 13D	Page 9 of 10

(a), (b) The following disclosure assumes there are 42,887,857 shares of Common Stock consisting of (i) warrants to purchase 498,119 shares of Common Stock outstanding as of September 30, 2023, as reported by the Issuer in its Form 10-Q filed on November 13, 2023, and (ii) 42,389,738 shares of Common Stock outstanding as of January 11, 2024, as reported by the Issuer in its Form 424B3 prospectus filed on January 12, 2024. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 18,158,018 shares of Common Stock, which constitutes approximately 42.3% of the outstanding shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. 78112J208	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 14, 2024

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DGR Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director